                           DEUCALION RESEARCH, INC.
                             118 1/2 First Avenue West
                         Williston, North Dakota 58801

                             Information Statement
                           Pursuant to Section 14(f)
                    of the Securities Exchange Act of 1934
                           and Rule 14f-1 thereunder

                                  ********

                                INTRODUCTION

        This Information Statement is being mailed on or before July 16 1999, to holders of record on July 13 1999, of shares of Common Stock of Deucalion Research, Inc. (the "Company"), a North Dakota corporation, in connection with the anticipated change in all members of the Company's Board of Directors, under the terms of a Stock Purchase Agreement (the "Agreement") dated April 20, 1999, between the Company and Michael R. Farley and Forrest L. Metz (Messrs. Farley and Metz) are sometimes collectively referred to as the "New Stockholders"). This transaction will hereinafter be referred to as "Proposed Transaction."

        Under the Agreement, the New Stockholders have agreed to acquire 66.5% of the then to be issued outstanding Common Stock of the Company for $100,000. See Item 4. "Certain Information Concerning Security Ownership of Certain Beneficial Owners and Management."

        At the closing called for by the Agreement, the Company will deliver the resignations of each of its officers and directors and the New Stockholders will be elected to the Board who will then appoint new officers of the Company. As soon as practicable after the completion of the closing, the New Stockholders will cause the Company to call a special meeting of its shareholders ("Proposed Stockholders Meeting") to: effect a recapitalization of the Company which may include a reverse stock split of a magnitude not yet determined; change the name of the Company (new name not decided yet); appoint independent accountants; and change the domicile of the Company to Delaware. After the reverse stock split, recapitalization, and the purchase of additional shares of Common Stock by the New Stockholders for $10,000, the New Stockholders will own 95% of the Common Stock of the Company.

        This Information Statement is being delivered to provide information regarding anticipated changes in the membership of the Board of Directors of the Company as a result of completion of the Proposed Transaction, and is provided for information purposes only. You are urged to read this Information Statement carefully. However, no action on your part is sought or required.

        The Company was formed to research, develop, formulate, produce and market environmental engineering products and related services. The Company initially emphasized the development of custom-engineered environmentally sound products and processes to remove toxic hydrogen sulfide ("H\\2\\S" or "sour"gas) and other impurities from gas streams originating from petroleum fields and sanitary landfills, leaving clean gas for immediate fuel use (the "Deucalion Process"). As a result of the general decline of the petroleum industry, the Company, during 1986, reduced its emphasis on oil field operations and began devoting its efforts to the development and engineering of alternative products and processes as well as the obtaining of additional funds primarily through the exchange of an interest in a landfill gas project and additional issuances of its common stock to fund such activities. The Company has determined that no further demonstration plans for the Deucalion Process are warranted. The Company's single product, Ferro-Fluids, is not being marketed at this time, and the Company has not been successful in its attempt to license manufacturing and marketing of the product. The Company has no other product or process currently capable of being commercially marketed.

        The Company has had no business operations since 1992 and does not intend to recommence operations at any time in the near future. The Company has been attempting to find an operating enterprise with which to merge or otherwise form a business combination.

        However, no such opportunity has presented itself until the New Stockholders proposed the arrangement reflected in the Agreement.

        Following the Closing, the Company will seek business opportunities in the communications and internet businesses. The New Stockholders have indicated their intention to have the Company acquire certain of these interests but have informed the Company that they have not yet determined the terms and conditions of any such acquisition.

        The parties intend to close under the Agreement as soon as possible, but not later than July 30, 1999. However, the obligations of the parties to close are subject to the satisfaction of certain conditions. One condition is compliance with all applicable securities laws and rules and regulations including SEC Rule 14f-1 which requires the Company to provide not less than ten days prior written notice to its shareholders of the change in a majority of the Company's directors.

                                  MANAGEMENT

        The directors and executive officers currently serving the Company are as follows:

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      NAME               |   AGE |          POSITIONS HELD AND TENURE
-------------------------------------------------------------------------------
Jon Geyerman             | 53    |       President, CEO since June, 1988 and a
                         |       |       Director since September, 1992
-------------------------------------------------------------------------------
Richard Broshat          | 69    |       Director from 1983 to 1988 and a
                         |       |       Director since April, 1999
-------------------------------------------------------------------------------
James Fransen            | 46    |       Director since April, 1999
-------------------------------------------------------------------------------

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Biographical Information

Jon Geyerman
        Mr. Geyerman was appointed President and Chief Executive Officer of Deucalion in June 1988. From 1973 to the present he has been president and owner of NJ&A, Inc. ("NJ&A"), formally known as "Norman Jessen & Associates, Inc." of Williston, North Dakota, involved in the oil and gas lease brokerage business. Since 1973, Mr. Geyerman has also been president of the following companies:
Western Energy Corporation, a company involved in the oil and gas exploration business; Precis' Databanc Incorporated, an oil and gas information company; and Energy Data Source, Inc., also an oil and gas information company. Western Energy Corporation and Precis' Databanc Incorporated are wholly owned subsidiaries of NJ&A, and Energy Data Source, Inc., is an 80% subsidiary of NJ&A. Mr. Geyerman is also an owner and managing partner of Jesco Enterprises, a real estate partnership. Mr. Geyerman is a member of the American Association of Petroleum Landmen, and the Independent Petroleum Association of America.

Richard E. Broschat
        Mr. Broschat was a director of Deucalion from 1983 until 1988. He agreed to serve as director again and was appointed director April 5, 1999, in order to facilitate the completion of the Proposed Transaction. From 1953 to 1963, Mr. Broschat was employed by Amerada Petroleum Corporation ("Amerada") as a petroleum engineer serving in North Dakota, Texas, New Mexico, and Oklahoma. In 1963, Mr. Broschat was promoted to Division Engineer for the North American Division of Amerada. In 1970, he was promoted to Manager of Technical Services, responsible for all technical operations in the North Dakota region. In 1973, Mr. Broschat was promoted to Operations Manager of Amerada responsible for all North Dakota field production operations. In this capacity, he established and implemented the corporation's financial and operational objectives for North Dakota. In 1976, Mr. Broschat formed Broschat Engineering and Management Services in Williston, North Dakota. He continues to serve as president of Broschat Engineering and Management Services, a company that provides consulting services in; drilling, production, reservoir analysis, property evaluation and management for oil companies.
        Mr. Broschat received his Bachelor of Science Degree in Mechanical Engineering from North Dakota State University in 1949 and his Masters of Science Degree in Mechanical Engineering from Iowa Sate University in 1950. Mr. Broschat is a registered Professional Engineer in North Dakota and a member of the Society of Petroleum Engineers of AIME.

James R. Fransen
        Mr. Fransen was appointed a director of the Company on April 5, 1999. Mr. Fransen received his Bachelor of Science Degree in Business Administration from the University of North Dakota in 1977. In 1981, after a short time working in the oil industry, Mr. Fransen became involved in the family business in Williston, North Dakota. He currently serves as president of the family business, Northern, Inc., a company that provides water conditioning and satellite system service.

        There are no family relationships between any of the directors or officers of the Company.

        The Company has no outstanding audit, nominating or compensation committees of the board of directors, or any committees performing similar functions.

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        The Company's Board of directors held no formal meetings during the fiscal year ending December 31, 1998. The Company's board of directors held one meeting on April 5, 1999, in order to fill two vacant director positions and approve the Agreement.

               COMPLIANCE WITH SECTION 16(a) OF THE EXCHANGE ACT

        To the best knowledge and belief of the Company, each of the 10% Beneficial Owners and directors, with the exception of James Fransen, made the necessary filing on Form 3. James Fransen was required to file an Initial Statement of Beneficial Ownership of Securities on Form 3 when he was appointed director on April 5, 1999. The Company has been informed that Mr. Fransen filed his Form 3 on July 14, 1999. The reports on Form 3 were due on or before April 15, 1999, and accordingly, were filed late.

              DESIGNATED COMPANY DIRECTORS AND EXECUTIVE OFFICERS
                       AFTER COMPLETION OF THE AGREEMENT

        The following table sets forth the name, age and position of each of the persons expected to be designated by the Company to be appointed to the Company's Board of Directors and each of the persons expected to be appointed as an executive officer of the Company following completion of the transactions contemplated by the Agreement.

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       NAME                   |     AGE     |          POSITION
--------------------------------------------------------------------------
Michael R. Farley             |     55      |     CEO, Secretary
--------------------------------------------------------------------------
Forrest L. Metz               |     53      |     President, Treasurer
--------------------------------------------------------------------------

Biographical Information

Michael R. Farley
        Mr. Farley is the current President of Farley and Associates, Inc., a company involved in the business of providing financing and strategic business plans for small and medium sized companies. From 1994 until 1996, Mr. Farley served as Chairman of the Board and CEO of Green Turf, International, Inc., a company involved in the golf course maintenance business. From 1988 to 1994, Mr. Farley was a member of the Board of Directors of Mid-Atlantic Paging Company, Inc. and New Era Communications, Inc. Both of these affiliated companies were involved in the communications industry and specialized in paging. From 1988 to 1994, Mr. Farley was also the managing General Partner of the Richmond/Tidewater System, which was also involved in the communications industry and specialized in paging. In 1988, Mr. Farley served as Director of Communications for George Bush for President at the Republican National Convention. From 1985 to 1988 Mr. Farley served as Director, Chief Financial Officer, and Vice President for Celutel, Inc., a company specializing in the development of cellular telephone systems.
        Mr. Farley has served in community organizations in the following capacity: member of the Board of Trustees for St. Joseph's Hospital in Tucson, Arizona; member of the Arizona State Board of Vocational/Technical Education; member of the Advisory Committee on the Arts for the John F.

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Kennedy Center for the Performing Arts; Chairman of the Policy Forum for the
National Center for Research in Vocational Education; Director for the University of Arizona Foundation; Trustee for St. Gregory High School; President of the Parent-Teacher Group for Fort Lowell School; and Treasurer of the Parents for St. Michael's School.
        Mr. Farley received his Bachelor of Science Degree from the University of Arizona and studied at the American College of Life Underwriters. Mr. Farley is a member of the Southern Arizona Association of Life Underwriters and the National Association of Life Underwriters.

Forrest L. Metz
        From 1974 until the present, Mr. Metz has served as Chairman of the Board and CEO of Urban Engineering, Inc., a planning, engineering, and surveying consulting firm. Mr. Metz is also Chairman of the Board and CEO of Metz, LLC, a holding company involved in investing in communications, software, and manufacturing industries. From 1988 to 1993, Mr. Metz served as President and a Director of Celutel, Inc., a company that specialized in the development of cellular telephone systems. Celutel, Inc. was sold to a regional telephone company in 1993.
        Mr. Metz is also a Board Member of the following community organizations; United Way of Greater Tucson, Boys and Girls Club of Tucson, Educational Enrichment Foundation, Mountain Oyster Club, Los Charros Del Desierto, and the Pima County Fair Horse Racing Commission. Mr. Metz also served as a board member of the Arizona Mexico Commission, University of Arizona Extra Point Club, University of Arizona Foundation Presidents' Club, and the Southwestern Fair Commission.
        Mr. Metz received his Bachelor of Science Degree from the University of Arizona and took graduate level courses in Planning and Engineering there as well. Mr. Metz is a member of the Urban Land Institute, American Planning Association, and Society of Military Engineers.

               SECURITY OWNERSHIP OF CERTAIN CURRENT BENEFICIAL
                            OWNERS AND MANAGEMENT

        As of July 13, 1999, the Company had a total of 501,610,127 shares of Common Stock issued and outstanding, add the issuance of shares of Common Stock from the Proposed Transaction and the Company will have a total of approximately 1,489,610,127 shares issued and outstanding. The following table sets forth, as of July 13, 1999, the number of shares of Common Stock currently owned of record and beneficially by current executive officers, directors and persons who hold 5% or more of the outstanding Common Stock of the Company. The table also reflects the number of shares which are expected to be owned by such persons following completion of the issuance of shares required by the Agreement.

--------------------------------------------------------------------------------------------
Name and Address                   |      Number of Shares       |       Percent of
                                   |     Owned Beneficially      |      Class Owned
--------------------------------------------------------------------------------------------
                                   |   Current     |After Closing| Current  | After Closing
--------------------------------------------------------------------------------------------
Jon Geyerman                       |           0   |       1%(1) |       0%  |           1%
P.O. Box 1107                      |               |             |           |
Williston, ND 58802-1107           |               |             |           |
--------------------------------------------------------------------------------------------
James R. Fransen                   |   8,000,000   |   8,000,000 |     1.5%  |        0.53%
5511 Highway 85                    |               |             |           |
Williston, ND 58801                |               |             |           |
--------------------------------------------------------------------------------------------
Richard E. Broschat                | 20,797,362    |  20,797,362 |    4.14%  |         1.3%
1306 W. Jackson                    |               |             |           |
Williston, ND 58801                |               |             |           |
--------------------------------------------------------------------------------------------
Marlys Fransen                     |  51,587,587   |  51,587,587 |    10.2%  |         3.4%
5511 Highway 85                    |               |             |           |
Williston, ND 58801                |               |             |           |
--------------------------------------------------------------------------------------------
Alma Ritter                        |  49,211,575   |  49,211,575 |     9.8%  |         3.3%
2124 E. Dakota Parkway             |               |             |           |
Williston, ND 58801                |               |             |           |
--------------------------------------------------------------------------------------------
Loye A. Ashton                     |  55,427,350   |  55,427,350 |    11.0%  |         3.7%
P.O. Box 1481                      |               |             |           |
Williston, ND 58802-1481           |               |             |           |
--------------------------------------------------------------------------------------------
Officers and Directors as a group  |  28,797,362   |  43,693,464 |     5.7%  |         2.9%
--------------------------------------------------------------------------------------------

        The following table sets forth, as of the date of completion of the transactions contemplated by the Agreement, the number of shares of Common Stock expected to be owned of record and beneficially by persons who are expected to be appointed as directors and executive officers of the Company, by persons who are expected to then hold 5% or more of the outstanding Common Stock of the Company and all expected future officers and directors as a group.


-------------------------------

        (1)It is unknown at this time how many shares of stock Mr. Geyerman will own after the Proposed Transaction. After the closing of the Proposed Transaction the New Stockholders will call a special stockholders meeting which will effect a recapitalization of the Company which may include a reverse stock split of a magnitude not yet determined. Furthermore, the New Stockholders will also purchase additional shares of Common Stock for $10,000, bringing their ownership of the Company to 95%. After this has been done, Mr. Geyerman will be issued 1% of the outstanding shares of the Company.

------------------------------------------------------------------------------
           Name and Address          |    Number of Shares   |  Percent of
                                     |   Owned Beneficially  |     Class
------------------------------------------------------------------------------
Michael R. Farley                    |      499,000,000      |     33.4%
------------------------------------------------------------------------------
Forrest L. Metz(2)                   |      499,000,000      |     33.4%
------------------------------------------------------------------------------
Officers and Directors as a Group(3) |      998,000,000      |     66.9%
------------------------------------------------------------------------------


                               LEGAL PROCEEDINGS

        The Company is not a party to any pending legal proceedings, and no such proceedings are known to be contemplated. No director, officer or affiliate of the Company, no owner of record or beneficial owner of more than five percent of the securities of the Company, or any associate of any such director, officer or security holder, nor any New Stockholder is a party adverse to the Company or has a material interest adverse to the Company in reference to pending litigation.


                 EXECUTIVE COMPENSATION OF CURRENT MANAGEMENT

        Current management has not received compensation in any form over the last two years.

                CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

        The Company is in debt to NJ&A, Inc. ("NJ&A"), formally know as "Norman Jessen and Associates, Inc.", a company owned and operated by Jon Geyerman, in the amount of $93,411.94. After the Proposed Stockholders Meeting and the additional purchase of shares by the New Stockholders, the Company proposes to settle this debt by issuing 1% of its outstanding securities. The Company is also in debt to Friedlob Sanderson Raskin Paulson & Tourtillott, LLC ("FRSPT"), in the amount of $38,835.74. After the Proposed Stockholders Meeting and the additional purchase of shares by the New Stockholders, the Company proposes to settle this debt by issuing 1/2 of 1% of its outstanding securities to FRSPT. FRSPT is also legal counsel to the New Stockholders. FRSPT will receive payment for the legal services to the New Stockholders based upon the normal hourly rates of the persons providing legal services.

THIS INFORMATION STATEMENT IS PROVIDED TO YOU FOR INFORMATION PURPOSES ONLY. NO ACTION ON YOUR PART IS SOUGHT OR REQUIRED.


------------------------------

        (2) Includes shares placed in the Metz Trust, of which Mr. Metz is the trustee, for the benefit of D. Kim Metz, Forrest L. Metz, Jr. and Jenifer K. Metz.

        (3) After the stockholders meeting following the closing of the Proposed Transaction, the New Stockholders will own 95% of the Company as a result of the reverse stock split, recapitalization, and purchase of additional shares of Common Stock by the New Stockholders for an additional $10,000.